1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date June 13, 2016	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT OF THE RESOLUTION PASSED AT

THE TWENTY-FIRST MEETING OF THE SIXTH SESSION OF

THE BOARD OF DIRECTORS

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

1. MEETING OF THE BOARD

Notice of the twenty-first meeting of the sixth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was dispatched on 10 June 2016 by way of written notices or e-mails. The meeting was held by way of voting by correspondence on 13 June 2016 at the headquarter of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”). Eleven directors of the Company were notified of the meeting and all of them were present. The meeting complied with the requirements of the relevant laws, administrative regulations, department rules, regulatory documents and the articles of association of the Company.

2. PROPOSAL AT THE BOARD MEETING

To approve the “Proposal in Relation to the Acquisition by Yanzhou Coal Ordos Neng Hua Co., Ltd. of the Equity Interest in Jiutai Energy Inner Mongolia Co., Ltd.”

(For: 11; Against: 0; Abstain: 0)

1. To confirm that Beijing Zhong Tian Hua Assets Valuation Co., Ltd.’s adoptions of material valuation basis including valuation parameters and forecasted revenue in the process of valuing the equity interest in Jiutai Energy Inner Mongolia Co., Ltd. using income approach as well as the valuation conclusion is consistent with the actual situations and the valuation results are fair and reasonable;

2. To approve that Yanzhou Coal Ordos Neng Hua Co., Ltd., a wholly owned subsidiary of the Company, acquires 52% equity interest in Jiutai Energy Inner Mongolia Co., Ltd. at a consideration of RMB1,840,240,000 and enters into the equity transfer agreement and the profit forecast and operating results compensation agreement as well as other underlying transactional documents; and

3. To approve that the Company provides internal loans of RMB1,840,240,000 to Yanzhou Coal Ordos Neng Hua Co., Ltd. for the purpose of payment for the consideration of acquiring the equity interest.

For details, please refer to the announcement of the Company regarding the acquisition of 52% equity interest in Jiutai Energy Inner Mongolia Co., Ltd. dated 13 June 2016, which was published on the websites of The Stock Exchange of Hong Kong Limited and the Company.

By order of the board of directors
Yanzhou Coal Mining Company Limited Li Xiyong
Chairman of the Board

Zoucheng City, Shandong Province, the PRC

13 June 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Li Wei, Mr. Wu Xiangqian, Mr. Wu Yuxiang, Mr. Zhao Qingchun, Mr. Guo Dechun and Mr. Guo Jun, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Qi Anbang.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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